

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2019

George Kirby
President and Chief Executive Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

> **Re: Ocean Power Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2019**
> **File No. 333-230199**

Dear Mr. Kirby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Kevin J. Poli